May 11, 2026

Gavin A. Mohr
Chief Financial Officer
Independent Bank Corporation
4200 East Beltline
Grand Rapids, MI 49525

        Re: Independent Bank Corporation
            Registration Statement on Form S-4
            Filed May 1, 2026
            File No. 333-295489
Dear Gavin A. Mohr:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Kimberly A. Baber, Esq.